Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Antigenics Inc.:

We consent to the use of our reports dated March 15, 2007, with respect to the consolidated balance sheets of Antigenics Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ (deficit) equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, and the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated by reference herein.

Our report dated March 15, 2007 on the consolidated financial statements refers to the adoption of Statement of Financial Accounting Standards No. 123R, Share-Based Payment, effective January 1, 2006.

/s/    KPMG LLP

Boston, Massachusetts

June 12, 2007